

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Web: www.redflex.com.au





05008636

SUPPL

26 May 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully



Marilyn Stephens
Company Secretary



(Enclosures)

File No: 82-34862

Schedule I

Document made public since the last submission on 25 May 2005:

Date	Item	Description
26 May 2005	Appendix 3Y	Change in Director's Interests in the Company

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	8 December 2004
Date of this notice	26 May 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	26 May 2005
No. of securities held prior to change	As the registered holder 18,167 Ordinary Shares (RDF) As not the registered holder 731,829 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	20,000 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$61,082.50 ie $3.054 per share
No. of securities held after change	As the registered holder 38,167 Ordinary Shares (RDF) As not the registered holder 731,829 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



REDFLEX
G R O U P

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

25 May 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

File No: 82-34862

Schedule I

Document made public since the last submission on 17 May 2005:

Date	Item	Description
24 May 2005	Company Announcement	Redflex Communications Systems secures order with Lockheed Martin, valued at AU$15.4M
25 May 2005	Company Announcement	Ohio Legislation Proposal



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Redflex Communications Systems secures order with Lockheed Martin valued at AU$15.4M

24 May 2005. The directors are pleased to announce that Redflex Communications Systems Pty Ltd., a wholly owned company of the Redflex Group, is working with Lockheed Martin on the Flight Service Station of the twenty first century project. Redflex Communications Systems has received orders to date from Lockheed Martin on this project to the value of AU$15.4M.

Redflex will provide Switchplus technology to Lockheed Martin in support of their Flight Service Station of the twenty first century (FS21) project to the Federal Aviation Authority (FAA). The majority of this work is scheduled to be performed in 2005. Further details of this contract will be made available once the balance of the contract has been negotiated.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communications Systems, with facilities in Melbourne, Australia and the Washington DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety applications worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
bradk@redflex.com.au
+1 703-871-5141



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Ohio Legislation Proposal

25 May 2005: The directors wish to advise shareholders that an Ohio House of Representatives Bill 56 has been passed that has the potential to impact Redflex Traffic Systems Inc business with cities in the State of Ohio by requiring a law enforcement officer to be present when automated enforcement is performed. The typical passage of such a Bill to become law is for the Bill to be passed to the Senate and that the Bill be assigned to a subcommittee for consideration and then up to two further committee processes before consideration by the Senate. The Bill and any amendments must pass through both houses to become law. The Bill may be defeated or be amended to have little or no impact on Redflex, or impact on the operation of the 43 systems currently installed.

Redflex has approximately 9% of its red light photo enforcement systems revenue in the USA in the State of Ohio from three cities. Two mobile photo enforcement vans are operated by cities with an officer present.

Our experience operating within the USA indicates that the passage of bills with potential to impact our programs can be difficult to predict, with significant amendments common with the committee process involving significant opportunity for the local community to be heard in the process. Any resulting approved Bill and amendments (if any) would require final approval by the Governor of Ohio to be passed into law. The potential path of a bill through the Ohio Senate is shown on web site ref: http://www.legislature.state.oh.us/process.cfm. Any resulting approved Bill could include grandfathering clauses for existing programs. The Company's experience of the legislative process within a USA context is that such process is invariably greatly protracted. Accordingly should the proposed legislation progress in any form at all it will not be known for a considerable time the nature of the final position. That being the case, any financial impact that might occur will almost certainly not become apparent until at least the 2006-2007 financial year.

On 16 May Redflex announced the award in the city of Council Bluffs in Iowa and that that polling conducted by the National Campaign to Stop Red Light Running in 2002 found 83 percent support within the USA for red light cameras in cities with a red light running problem, and a 2002 national driver survey conducted by the National Highway Traffic Safety Administration has found 75 percent supported the use of cameras at red lights. Organisations that endorse the use of photo enforcement include: American Association of State Highway And Transportation Officials (AASHTO), The World Health Organization, The Insurance Institute for Highway Safety, The National Safety Council, The Governors Highway Safety Association, and The International Association of Chiefs of Police. In April the State of Washington enacted legislation enabling the use of Automated Photo Enforcement Systems, and legislation to oppose the use of automated photo enforcement of speed on highways and freeways was defeated in the State of Arizona. Legislation aimed at opposing the use of red light photo enforcement in the State of Texas was defeated earlier this month. Redflex is aware there have been reports that the Texas lower house had passed a ban on red light cameras but notes that the Senate rejection thereof took place subsequent to the lower house vote.

Enabling legislation for red light photo enforcement in the State of Virginia, with a sunset provision to 30 June 2005, has not been extended by the legislature in the State of Virginia and we are negotiating with the City of Virginia Beach, our one city under contract in the state, to continue the operation of the 8 systems installed as a research project for 6 months to gather data to present to the legislature in the next session, expected to resume in November 2005, in the expectation that with the support of the City and the legislature the program can resume.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 76 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 61 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888